Exhibit (a)(3)


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August 30, 2006



TO:            BAC HOLDERS OF CRI Hotel Income Partners LP

SUBJECT:       OFFER TO PURCHASE BACs

Dear BAC Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer
(collectively the "Purchasers") are offering to purchase all beneficial assignment certificates representing limited partnership interests (the "BACs") in CRI Hotel Income Partners LP (the "Partnership") at a purchase price equal to:

                                   $10 per BAC
                                   -----------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CRI Hotel Income Partners LP without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your BACs, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) October 4, 2006.